SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)

       First Union Real Estate Equity and Mortgage Investments
                         (Name of Issuer)

             Shares of Beneficial Interest, $1.00 par value
                   (Title of class of securities)

                            337400105
                         (CUSIP Number)

                      Stephen Fraidin, P.C.
              Fried, Frank, Harris, Shriver & Jacobson
                         One New York Plaza
                    New York, New York  10004
                         (212) 859-8140

   (Name, address and telephone number of person authorized to receive notices and communications)

                        July 24, 1997
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 337400105                                 Page 2 of 3 Pages

 This Amendment No. 2 amends and supplements the statement on
Schedule 13D (the "Schedule 13D") filed by Gotham Partners, L.P. and Gotham Partners II, L.P. (Gotham Partners, L.P. and Gotham Partners II, L.P. are collectively referred to hereinafter as the "Reporting Persons"), relating to shares of Beneficial Interest, par value $1.00 per share, of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Company").
1.	Item 4 of the Schedule 13D, "Purpose of the Transaction," is
hereby amended by adding the following:
"On July 23, 1997, the letter attached hereto as
Exhibit 7 and incorporated herein by this reference was sent to
Mr. James Mastandrea, Chairman, President and Chief Executive
Officer of the Company.
"Except to the extent indicated in this Item 4,
neither of the Reporting Persons has any plans or proposals which would relate to or result in any of the matters set forth in items
(a) through (j) of Item 4 of Schedule 13D."
2.	Item 7 of the Schedule 13D, "Material to be Filed as
Exhibits," is hereby amended by adding the following:
"7.	Letter, dated July 23, 1997, sent to Mr. James
Mastandrea."

                                                       Page 3 of 3 Pages

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 1997


GOTHAM PARTNERS, L.P.


By:	SECTION H PARTNERS, L.P.,
its general partner


By:	DPB CORP.,
a general partner


By:	/s/  David P. Berkowitz
David P. Berkowitz
President


GOTHAM PARTNERS II, L.P.


By:	SECTION H PARTNERS, L.P.,
its general partner


By:	DPB CORP.,
a general partner


By:	/s/  David P. Berkowitz
David P. Berkowitz
President